MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

West Coast PCS Structures, LLC

PCS Structures Towers, LLC

West Coast PCS LLC,
as Seller,

and

GTP Towers I, LLC,
as Purchaser

Dated as of October 10, 2008

NO AGREEMENT, ORAL OR WRITTEN, REGARDING OR RELATING TO ANY OF THE MATTERS COVERED BY THIS DRAFT HAS BEEN ENTERED INTO BETWEEN THE PARTIES. THIS DOCUMENT, IN ITS PRESENT FORM OR AS IT MAY BE HEREAFTER REVISED BY ANY PARTY, WILL NOT BECOME A BINDING AGREEMENT OF THE PARTIES UNLESS AND UNTIL, WITH ALL SCHEDULES AND EXHIBITS ATTACHED, IT HAS BEEN EXECUTED BY ALL PARTIES AND COMPLETE EXECUTED COPIES HAVE BEEN DELIVERED. THE EFFECT OF THIS LEGEND MAY NOT BE CHANGED BY ANY ACTION OF THE PARTIES.

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (as amended, supplemented or otherwise modified from time to time, this “Agreement”), dated as of October 10, 2008 (the “Effective Date”), is entered into by and among West Coast PCS Structures, LLC, a Delaware limited liability company (“West Coast PCS”), PCS Structures Towers, LLC, a Delaware limited liability company (“PCS Towers” and, together with West Coast PCS, the “Companies”), West Coast PCS LLC, a California limited liability company (“Seller”), and GTP Towers I, LLC, a Delaware limited liability company (“Purchaser”).

A. Seller is the sole member of and owns 100% of the outstanding membership interests of West Coast PCS (the “Membership Interests”) and West Coast PCS is the sole member of and owns 100% of the outstanding membership interests of PCS Towers.

B. Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, the Membership Interests on the terms and subject to the conditions set forth in this Agreement.

In consideration of the premises and the representations, warranties, covenants and agreements herein contained and other valuable consideration, the receipt and adequacy whereof are hereby acknowledged, the parties hereby, intending to be legally bound, represent, warrant, covenant and agree as follows:

ARTICLE 1.

DEFINED TERMS

1.1. As used herein, unless the context otherwise requires, the terms defined in Appendix A attached hereto and made a part hereof shall have the respective meanings set forth therein.

ARTICLE 2.

PURCHASE AND SALE OF MEMBERSHIP INTERESTS; CONTRIBUTION

2.1. Purchase and Sale of Membership Interests. On the terms and subject to the conditions of this Agreement, Purchaser agrees to purchase the Membership Interests from Seller, and Seller agrees to sell, assign, transfer, convey and deliver to Purchaser, free and clear of all Liens, all of its right, title and interest in and to the Membership Interests (the “Purchase”).

2.2. Contribution. On the Effective Date, the Companies do not own any assets (other than the membership interests of PCS Towers owned by West Coast PCS) or conduct any business. Prior to the Initial Closing and any Subsequent Closing (as hereinafter defined), the applicable Tower Assets will be contributed to PCS Towers (the “Contribution”) by Seller, SureWest Broadband and/or SureWest Telephone (collectively, “Contributors”) through a Contribution Agreement (each, a “Contribution Agreement”) in substantially the form attached hereto as Exhibit D. Pursuant to the Contribution Agreement, PCS Towers will assume all liabilities related to the applicable Tower Assets.

2.3. Tower Assets. For purposes of this Agreement, the term “Tower Assets” means, individually, and collectively, all of the real and personal tangible and intangible assets, properties and rights owned by the Tower Owners, wherever situated and located, that are used in, or accounted for as a part of, the ownership and operation of the Towers (as defined below), and the operation of the business related thereto, including without limitation the following:

a. fifty-two (52) wireless communications towers (the “Towers”) located at the sites set forth in Section 2.3(a) of the Disclosure Schedule (the “Sites”);

b. the Ground Leases relating to the Sites (the “Ground Leases”) set forth in Section 2.3(b) of the Disclosure Schedule;

c. all Tenant Leases relating to the Sites existing as of the Closing, including without limitation those set forth in Section 2.3(c) of the Disclosure Schedule;

d. all buildings, structures, improvements and fixtures located at the Sites and owned and exclusively used by the Tower Owners in connection with the ownership and operation of the Tower Assets, including without limitation all of those listed in Section 2.3(d) of the Disclosure Schedule (the “Improvements”);

e. all physical assets (other than the Towers, the Improvements and other real property and interests therein), owned and exclusively used by the Tower Owners in connection with the ownership and operation of the Tower Assets and located at the Sites, including without limitation all of the items listed in Section 2.3(e) of the Disclosure Schedule (the “Equipment”);

f. (A) the security deposits (if any) from tenants paid to the Tower Owners under the Tenant Leases and to Ground Lessors under the Ground Leases relating to the Sites (collectively, the “Security Deposits”) and all of which are disclosed in Section 2.3(f) of the Disclosure Schedule, (B) all rights to any warranties held by the Tower Owners or any of its Affiliates with respect to the Tower Assets, including without limitation the Towers, (C) all rights under any Governmental Authorizations held by the Tower Owners exclusively with respect to the Tower Owners’ ownership or the operation of the Tower Assets, (D) utility deposits and reservation fees paid by or on behalf of the Tower Owners with respect to the Sites and (E) any condemnation or eminent domain proceeds received by the Tower Owners after the date hereof with respect to the Sites;

g. all rent received or receivable by the Tower Owners under the Tenant Leases relating to the period following the applicable Closing;

h. all Easements disclosed in Section 2.3(h) of the Disclosure Schedule; and

i. the Due Diligence Items (to the extent assignable).

ARTICLE 2A.

INSPECTION PERIOD

  2A.1  Duration. Purchaser shall have the right, commencing on the Effective Date, and ending on the earlier to occur of (i) the close of business thirty (30) days after such date, and (ii) the Initial Closing Date (the “Inspection Period”), to enter upon, inspect, investigate and conduct legal, financial, environmental, technical and any other due diligence that Purchaser determines reasonably necessary with respect to the ownership and operation of the Tower Assets, subject to the terms and conditions of this Article 2A.

  2A.2  Entry and Inspection. During the Inspection Period, the Tower Owners shall permit Purchaser and its representatives reasonable access to (during normal business hours) all of the Tower Assets, and the Tower Owners shall furnish to Purchaser all reports, documents, records and information, including electronic copies thereof, that the Tower Owners have in their possession or can obtain without unreasonable effort or expense as Purchaser may reasonably request, to permit Purchaser to perform its due diligence investigation with respect to the ownership and operation of the Tower Assets. Purchaser may undertake a complete physical inspection of the Tower Assets; provided, however, that any such physical inspection shall not result in any damage to the same. Except as otherwise provided herein, no such inspections, investigations or examinations shall unreasonably interfere with the Tower Owners’ business or operations. After completing any physical inspections of the Site and Tower Assets, Purchaser shall restore and repair any damage to the same caused by such inspections to the condition existing prior to Purchaser’s entry. Purchaser agrees to indemnify and hold the Tower Owners harmless from any and all costs, expenses, fees and damages, including reasonable attorney’s fees, related to any claims made against any Tower Owner resulting from the activities of Purchaser in conducting any of the inspections, investigations or examinations of the Tower Assets. This indemnification shall survive the Closing for a period of six (6) months or the termination of this Agreement for a period of one (1) year. In addition, Purchaser shall have the right and privilege to enter upon any real property leased under a Ground Lease, upon reasonable advance notice to the applicable Tower Owner, to conduct, at Purchaser’s sole expense and risk, Phase I environmental assessment reports. The applicable Tower Owner shall be entitled to have representatives present at the time such site assessments are conducted and to receive copies of all correspondence with the consultants conducting such assessments. The cost and expense of the inspection by Purchaser shall be borne by Purchaser. Any inspections shall be arranged at times mutually convenient to the parties.

  2A.3 Seller’s Disclosures and Deliveries. Not more than two (2) Business Days following the Effective Date, Seller shall make available to Purchaser, true, correct and complete copies of such of the following items as are in Tower Owners’ possession or control, including electronic versions (if any) (the “Due Diligence Items”):

a. all structural analyses, engineering reports and condition reports for the Towers, and all environmental reports and NEPA reports relating to the Sites;

b. all Ground Leases, Tenant Leases and Related Contracts presently in force covering the Tower Assets or any part thereof;

c. with respect to the Sites, the most recent surveys, title commitments, title policies or abstracts of title together with all copies of all documents and instruments (as recorded where applicable) referred to or identified in the title commitment, title policies or abstracts, including, but not limited to, all deeds and other conveyance documents evidencing transfer of title into the applicable Tower Owner, lien instruments, leases, plats, reservations, restrictions and easements, and all curative documentation executed subsequent to the commitment, policy or abstract;

d. the most recent construction, engineering, architectural or other plans or drawings and related site plans, plats and approved drawings pertaining to the construction of the Towers, as well as zoning permits, variances, building and other permits, which have been gained or for which the Tower Owners have made application with respect to the Tower Assets, and the FCC and FAA applications, responses, approvals and registration numbers submitted or received for each Tower;

e. the most recent real estate and personal property tax bill for each Tower Asset;

f. current tenant contact information; the most current list of amounts past due under Tenant Leases, aged based on due date, and by tower and tenant;

g. cash receipts supporting the most recent months collection of rental income, for each Tenant Lease. For annual or other frequencies, the latest cash receipt collected; cash disbursements supporting the most recent months payment of rent, for each Ground Lease. For annual or other frequencies, the latest cash disbursement made; and

h. cash disbursement and invoice supporting the most recent annual property tax expense recorded with respect to the Sites.

In the event that Seller fails to deliver or make available to Purchaser any of the Due Diligence Items within two (2) Business Days following the Effective Date, the Inspection Period shall be extended by an amount of time equal to any such delay.

2A.4 Purchaser’s Rights to Reject Assets.

a. If Purchaser discovers a Defect with respect to any Tower Asset during the Inspection Period, Purchaser will be entitled to reject such Tower Asset, subject to Seller’s option to Cure such Defect as listed below. If Purchaser rejects a Tower Asset, it will provide Seller with written notice of such rejection (a “Rejection Notice”) promptly after discovering it and in no event later than the expiration of the Inspection Period. Each Rejection Notice must set forth with reasonable detail the nature of the Defect. Seller will have the option to Cure any Defects that are alleged by Purchaser pursuant to this Section 2A.4 within twenty (20) Business Days after the receipt of the Rejection Notice (the “Initial Cure Period”), and, if the Cure extends beyond expiration of the Inspection Period, the option to either extend the Anticipated Closing Date or proceed to close the transaction and Cure such Defect after such Closing in accordance with Section 2A.4(b); provided that the Anticipated Closing Date shall not be extended if, on the Anticipated Closing Date, all of the conditions with respect to the purchase and sale of not less than thirty-four (34) Sites shall have been satisfied, including without limitation, that at least thirty-four (34) Sites do not contain a Defect. In the event that Seller desires to Cure a Defect, Seller will provide Purchaser with written notice of such proposed Cure (the “Proposed Cure”) within the Initial Cure Period. Purchaser will review all Proposed Cures and either approve or reject (in Purchaser’s reasonable discretion) Seller’s Proposed Cure within five (5) Business Days following Purchaser’s receipt thereof. In the event that Purchaser determines, in its reasonable discretion, that Seller has not Cured a Defect, then the applicable Tower Assets will be deemed rejected, shall not be assigned to PCS Towers pursuant to the Contribution Agreement and shall be removed from the determination of the Purchase Price, which shall be adjusted in accordance with Section 3.2(b). If Purchaser approves the Proposed Cure within such five (5) Business Day period, such Tower Assets will be transferred to Purchaser at the Initial Closing, provided that such Defect is remediated by Seller prior to the Initial Closing in accordance with the Proposed Cure.

i. Subsequent Cure Period. Seller will have the right to Cure any Defects in Rejected Assets as soon as reasonably practicable after the end of the Initial Cure Period, but in no event later than ninety (90) days after the expiration of the Initial Cure Period (the “Subsequent Cure Period”). If all Defects affecting any Rejected Asset are Cured by Seller during the Subsequent Cure Period (as reasonably determined by Purchaser), then such Rejected Asset will be assigned to PCS Towers pursuant to the Contribution Agreement at the subsequent Closing(s) in accordance with Section 3.2(b).

2A.5 Tower Cash Flow and Purchase Price Adjustments.

a. If Purchaser discovers during the Inspection Period that the Tower Cash Flow with respect to a Site is less than or greater than the Tower Cash Flow for such Site set forth on Section 4.5 of the Disclosure Schedule (the “Seller Tower Cash Flow”), then Purchaser shall notify Seller in writing of its determination of the Tower Cash Flow for such Site, including the basis for such determination and all supporting documentation (the “Purchaser Tower Cash Flow Notice”); provided, however, that in the event Purchaser determines that the actual Tower Cash Flow for such Site(s) is less than the Seller Tower Cash Flow, the Tower Cash Flow shall not be reduced if Seller provides to Purchaser on or before the date that is five (5) days prior to Closing, evidence reasonably satisfactory to Purchaser that the actual Tower Cash Flow for a Site is not less than the Seller Tower Cash Flow.

b. If Seller disputes the Purchaser’s determination of the actual Tower Cash Flow for such Sites by providing timely written notice of such dispute (a “Notice of Disagreement”) within five (5) days of the date of the Purchaser Tower Cash Flow Notice, then Seller and Purchaser shall attempt in good faith to resolve and finally determine the amount of the actual Tower Cash Flow. The Notice of Disagreement delivered by Seller shall set forth in reasonable detail the basis for the disagreement. If Seller and Purchaser are unable to resolve the disagreement within ten (10) calendar days following the delivery of the Notice of Disagreement, then Seller and Purchaser shall select a mutually acceptable, nationally recognized independent accounting firm that does not then have a relationship with Seller, the Companies or Purchaser, or any of their respective Affiliates (the “Independent Accountant”), to resolve the disagreement and make a determination with respect thereto. Such determination will be made, and written notice thereof given to Seller and Purchaser, within twenty (20) calendar days after such selection. The determination by the Independent Accountant shall be final, binding and conclusive upon Seller and Purchaser. The scope of the Independent Accountant’s engagement (which will not be an audit) shall be limited to the resolution of the disputed items described in the Notice of Disagreement, and the recalculation, if any, of the actual Tower Cash Flow in light of such resolution. If an Independent Accountant is engaged pursuant to this Section 2A.5(b), the fees and expenses of the Independent Accountant shall be borne in the same proportion that the Purchaser’s position on the one hand, and Seller’s position on the other hand, initially presented to the Independent Accountant (based on the aggregate of all differences taken as a whole) bear to the final resolution as determined by the Independent Accountant.

ARTICLE 3.

PURCHASE PRICE; CLOSING

3.1. Purchase Price; Deposit Escrow.

a. Purchase Price. The aggregate purchase price for the Membership Interests (the “Purchase Price”) shall be based on and equal to the product of (i) Tower Cash Flow for all Sites and Tower Assets contributed to PCS Structures (as finally determined in accordance with Section 2A.5) and (ii) 16.5. Purchaser shall pay the sum of the Purchase Price at the Closing by wire transfer of immediately available funds to such account (or accounts) designated by Seller in written instructions to Purchaser at least one (1) day prior to the Closing.

b. Included Tenant Agreements Not Commenced as of Closing. In the event that any Included Tenant Agreement has not Commenced as of the Initial Closing Date, and does not Commence within 90 days following the Initial Closing Date, Seller shall remit to Purchaser, within five Business Days after such 90th day, the portion of the Purchase Price previously paid by Purchaser with respect to such Included Tenant Agreement (such amount, the “Remitted Purchase Price”); provided that in the event that such Included Tenant Agreement Commences on or prior to the date that is 180 days after the Initial Closing Date, Purchaser shall pay to Seller the Remitted Purchase Price with respect to such Included Tenant Agreement within five Business Days after the date that such Included Tenant Agreement Commences. Purchaser shall use its commercially reasonable efforts after the Initial Closing Date to cause any Included Tenant Agreement that has not Commenced to Commence as soon as reasonably practicable after the Initial Closing. In addition, after the Initial Closing Date, Purchaser shall (i) participate in biweekly conference calls with Seller to review the Commenced status of each such Included Tenant Agreement, (ii) permit Seller, upon reasonable notice and during normal business hours, to inspect the Sites covered by such Included Tenant Agreements to confirm the substantial completion of installation of the Tenant’s equipment on the Tower relating to such Included Tower Agreement, (iii) at the request of Purchaser, permit Seller to assist Purchaser in causing each such Included Tenant Agreement to Commence and (iv) provide a monthly report to Seller showing the Commenced status of each such Included Tenant Agreement (the “Tenant Lease Commencement Report”). Purchaser shall reasonably assist Seller and its agents in their review of the Tenant Lease Commencement Reports.

c. Deposit Escrow. On or prior to the Effective Date, Purchaser will deliver to the Escrow Agent the aggregate amount of $500,000 (the “Deposit Escrow”), which amount shall be held by the Escrow Agent pursuant to the terms of the Escrow Agreement. In the event that this Agreement is terminated by Seller in accordance with (a) Section 8.1(d)(i), or (b) Section 8.1(c) if Purchaser’s failure to fulfill any obligation or condition hereunder was the cause of the Closing not occurring by the Termination Date, Escrow Agent shall deliver the Escrow Balance to Seller as liquidated damages. The parties agree that the Escrow Deposit (or a portion thereof) is a fair and reasonable approximation of the damages that would be incurred by Seller in the event of such a pre-Closing breach by Purchaser and that it would not be possible to quantify the actual damages which may be incurred due to such breach. Notwithstanding any provision herein to the contrary, the recovery of the Escrow Deposit (or a portion thereof) is the sole and exclusive remedy available to Seller due to such a pre-Closing breach by Purchaser and all other remedies are hereby waived.

3.2. Closing.

a. Unless this Agreement shall have been terminated pursuant to Section 8.1 and subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of the conditions set forth in Article 7, the initial closing of the Purchase (the “Initial Closing”) shall take place on the date that is 45 days after the Effective Date (the “Anticipated Closing Date”). The parties intend to exchange executed documents prior to the Closing, to be held in escrow by counsel, with such closing to be conducted by telephone conference call, provided that if a physical meeting for the execution or exchange of documents is requested by either party, such meeting shall take place at the offices of Seller’s counsel. In the event that all of the closing conditions set forth in Article 7 have not been met or waived by the Anticipated Closing Date, the Initial Closing shall take place on the fifth (5th) Business Day following the satisfaction or waiver of all such conditions, or on such other date and the Seller and Purchaser shall mutually agree. The date the Initial Closing occurs shall be referred to as the “Initial Closing Date”.

b. For each Tower that constitutes a Rejected Asset and that is not assigned to PCS Towers pursuant to a Contribution Agreement at the Initial Closing, as specified in Section 3.1(a), the Purchase Price shall exclude an amount equal to the product of (x) 16.5 and (y) Tower Cash Flow for such Tower (as finally determined in accordance with Section 2A.5). If, within the Subsequent Cure Period, the Defect(s) in the Rejected Assets have been Cured, and the conditions to closing with respect thereto fulfilled (or waived), a subsequent closing (the “Subsequent Closing,” and together with the Initial Closing, the “Closing” or “Closings”) shall occur for such Tower and any related Tower Assets (“Additional Tower Assets”) on the date which is five (5) Business Days after satisfaction of such conditions (the “Subsequent Closing Date,” and together with the Initial Closing Date, each a “Closing Date”), with the purchase price for such Additional Tower Assets being the product of (x) 16.5 and (y) the Tower Cash Flow for such Additional Tower Assets (as finally determined in accordance with Section 2A.5). At each Subsequent Closing, such Additional Tower Assets will be contributed to PCS Towers through a Contribution Agreement on such Subsequent Closing Date.

c. At or prior to each Closing, (i) the applicable Contributor(s) shall assign and transfer to PCS Towers all of its right, title and interest in and to the applicable Tower Assets, free and clear of all Liens other than Permitted Liens, (ii) Purchaser shall pay to Seller an amount equal to the product of (x) 16.5 and (y) the Tower Cash Flow for each Site being contributed to PCS Towers, and (iii) each of the parties shall deliver such instruments and documents as are described in this Agreement or as are reasonably requested by the parties.

d. If all of the conditions to the Initial Closing as set forth in Article 7 have been satisfied or waived other than the CPUC Condition, the parties agree to close with respect to all of the Tower Assets for which all such conditions have been met, other than the Tower Assets owned by SureWest Telephone (the “Telephone Tower Assets”) and the Rejected Assets (if any). In such event, at the Initial Closing (i) Seller and SureWest Broadband shall assign and transfer to PCS Towers all of their right, title and interest in and to the Tower Assets other than the Rejected Assets, free and clear of all Liens other than Permitted Liens, (ii) Purchaser shall pay to Seller an amount equal to the product of (x) 16.5 and (y) the Tower Cash Flow for each Site being contributed to PCS Towers by Seller and SureWest Broadband, and (iii) each of the parties shall deliver such instruments and documents as are described in this Agreement. The parties acknowledge and agree that neither party shall have the right to terminate this Agreement pursuant to Section 8.1(c) if the transfer of the Telephone Tower Assets does not occur prior to the Termination Date, and in such event, the Termination Date with respect to the transfer of the Telephone Tower Assets only shall be extended to April 30, 2009.

3.3. Post-Closing Tenant Leases and Payments.

a. On the fifth (5th) Business Day prior to the Initial Closing, Seller shall deliver to Purchaser a schedule of all tenant lease applications that have been signed and for which deposits have been received by the Tower Owners (collectively, the “Pending Tenant Applications”) as of such date. To the extent that any of the Pending Tenant Applications convert into a Post-Closing Tenant Lease following the Initial Closing Date and up to 180 days thereafter, Purchaser shall pay to Seller the following amount (the “Allocable Post-Closing Purchase Price”) (a) 16.5 times an amount equal to the product of twelve (12) times the monthly rent under each Post-Closing Tenant Lease (less any revenue share payable to the landlords) executed within 120 days after the Initial Closing Date and (b) 8.25 times an amount equal to the product of twelve (12) times the monthly rent under each Post-Closing Tenant Lease (less any revenue share payable to the landlords) executed between 121 and 180 days after the Initial Closing Date (each of such payment dates being referred to herein as a “Post-Closing Payment Date”). Purchaser shall use its commercially reasonable efforts after the Initial Closing Date to convert the Pending Tenant Applications into Post-Closing Tenant Leases as soon as reasonably practicable after the Initial Closing Date. In addition, after the Initial Closing Date, Purchaser shall (i) participate in biweekly conference calls with Seller to review the status of each Pending Tenant Application, (ii) permit Seller, upon reasonable notice and during normal business hours, to inspect the Sites covered by such Pending Tenant Applications to confirm the substantial completion of installation of the Tenant’s equipment on the Tower relating to such Pending Tenant Application, (iii) at the request of Purchaser, permit Seller to assist Purchaser in causing each such Pending Tenant Application to convert into a Post-Closing Tenant Lease and (iv) and shall provide a monthly report to Seller showing the status of each Pending Tenant Application. Within five (5) Business Days prior to each Post-Closing Payment Date, Purchaser shall submit a schedule showing the Allocable Post-Closing Purchase Price payable on such Post-Closing Payment Date (“Post-Closing Schedule”). Purchaser shall reasonably assist Seller in its review of the Post Closing Schedule.

b. Any amounts due to the Seller pursuant to Section 3.3(a) with respect to a Post-Closing Tenant Lease shall be paid by the Purchaser as follows: (i) 1/3rd of such amount shall be paid upon the full execution of such Post-Closing Tenant Lease; (ii) 1/3rd of such amount shall be paid when the Tenant thereunder installs its communications equipment at the Site; provided that such installation occurs prior to the applicable Post-Closing Payment Date; and (iii) 1/3rd of such amount shall be paid when the Tenant commences regularly scheduled rental payments in accordance with the terms of such Post-Closing Tenant Lease, provided that rental payments are received by Purchaser prior to the applicable Post-Closing Payment Date.

c. Purchaser shall pay the portion of the Allocable Post-Closing Purchase Price that is due to Seller at each Post-Closing Payment Date by wire transfer of immediately available funds to such account (or accounts) designated by Seller in written instructions to Purchaser at least one (1) day prior to the Post-Closing Payment Date.

3.4. Apportionment of Real Estate Taxes, Rent, Utilities. Appropriate prorations shall be made on a daily basis as of the close of business on the applicable Closing Date with respect to rental and lease payments, security deposits, utilities, current year real and personal property taxes and all other items of income and expense due or payable under the Ground Leases and Tenant Leases, in each case, of a nature ordinarily prorated as of closing in real estate transactions (and not separately addressed elsewhere in this Agreement) with Seller being entitled to all such income and responsible for all such expenses relating to the Tower Assets then being conveyed for all periods on or prior to the applicable Closing Date and Purchaser being entitled to all such income and responsible for all such expenses relating to the Tower Assets then being conveyed for all periods subsequent to the applicable Closing Date. A reasonable estimate of such pro-rations shall be agreed to by Seller and Purchaser at least five (5) Business Days prior to the applicable Closing Date (the “Pro-Rations Estimate”), and shall be settled in immediately available funds at the applicable Closing. All past due real estate and personal property taxes, if any, shall be paid by Seller at or before the applicable Closing. Seller expressly agrees that if it receives any rents, revenues or other payments under the Tenant Leases and Related Contracts included in the Tower Assets after the applicable Closing Date, it shall remit to Purchaser the moneys so received within five (5) Business Days after receipt thereof and Purchaser shall promptly apportion such amounts in accordance with the terms of this Section 3.4 and deliver to such Seller the amount, if any, to which Seller is entitled pursuant to the terms hereof. Notwithstanding the foregoing, at each Closing, Purchaser shall receive a credit for the full amount of all rent due under the Tenant Leases for the month immediately following such Closing and Seller shall be entitled to keep all such amounts that it receives from Tenants for such month. Purchaser agrees to use commercially reasonable efforts to assist Seller and the Companies, as applicable, in collecting any outstanding rent due under the Tenant Leases for which it has received credit pursuant to the foregoing sentence. Purchaser expressly agrees that if it receives any rents, revenues or other payments under the Tenant Leases and Related Contracts for which it has received a credit at the applicable Closing, it shall remit to Seller the moneys so received within five (5) Business Days after receipt thereof.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF COMPANIES AND SELLER

Except as set forth in the Disclosure Schedule, each Company and Seller hereby represents and warrants to Purchaser as follows:

4.1. Organization and Business; Power and Authority; Capitalization; Effect of Transaction.

a. West Coast PCS and PCS Towers are each a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own or lease all of its properties and assets. Each Company and Seller has all requisite power and authority necessary to enable it to execute and deliver, and to perform its obligations under, this Agreement and each Seller Collateral Document and to consummate the Purchase, and the execution, delivery and performance by each Company and Seller of this Agreement and each Seller Collateral Document have been duly authorized by all requisite action on the part of such Company and Seller.

b. Seller owns all of the issued and outstanding membership interests of West Coast PCS and West Coast PCS owns all of the issued and outstanding membership interests of PCS Towers, in each case, free and clear of any Liens. None of the Membership Interests are subject to pre-emptive or similar rights. The Membership Interests constitute 100% of the outstanding membership interests of West Coast PCS, and the Membership Interests are duly authorized, validly issued, and fully paid. Other than the Membership Interests and this Agreement, there are no other issued and outstanding membership interests in West Coast PCS and there are no outstanding or authorized options, warrants, rights, agreements or commitments to which any of the Companies or the Seller is a party and which is binding upon any of the Companies or the Seller relating to the issuance, disposition or acquisition of any membership interests of West Coast PCS or membership interests of PCS Towers. There are no outstanding or authorized appreciation, phantom shares or similar rights with respect to any of the Companies. None of the Membership Interests were issued in violation of any Applicable Law.

c. Neither the execution and delivery by either Company or Seller of this Agreement or any Seller Collateral Document, nor the consummation of the Purchase, nor compliance with the terms, conditions and provisions hereof or thereof by either Company or Seller will conflict in any material respect with, or result in a material breach or violation of, or constitute a material default under, any Organic Document of either Company or Seller or, to the Seller Parties’ knowledge, any Applicable Law.

4.2. Ordinary Course of Business. Each Tower Owner has conducted its business related to the Tower Assets in the usual and ordinary course, and has not disposed of any of the Tower Assets, except in the Ordinary Course of Business. Since July 1, 2008, there has been no Material Adverse Change in the Tower Assets.

4.3. Legal Actions. Except as set forth in Section 4.3 of the Disclosure Schedule, there are no legal actions, orders or stipulations of or by any Authority of any kind pending or, to the Seller Party’s knowledge, threatened at law, in equity or before any Authority against either Company or the Tower Assets or relating to the ownership and operation of the Tower Assets.

4.4. Properties. Section 4.4 of the Disclosure Schedule contains a true and accurate description of all real property associated with the Tower Assets, including without limitation the nature of the applicable Tower Owner’s interest in such real property. Except as set forth in Section 4.4 of the Disclosure Schedule and for Permitted Liens: (a) the Tower Owners own the Tower Assets, free and clear of all Liens other than Permitted Liens; and (b) no Tower Owner nor Seller has received notice that a Site is subject to any condemnation or eminent domain proceedings or that any Site, including the operations thereof, is not in compliance in all material respects with Applicable Laws. To the Seller Party’s knowledge, the Sites are in compliance in all material respects with all Applicable Laws.

4.5. Tower Cash Flow; Indebtedness.

a. Section 4.5 of the Disclosure Schedule contains: (i) a list of each Tenant Lease that has Commenced as of the Effective Date, (ii) a list of each Tenant Lease that has been fully executed but has not Commenced as of the Effective Date; (iii) a list of each Pending Tenant Application as of the Effective Date, and (iv) the true and correct Tower Cash Flow for each Site as of the date that is five (5) Business Days prior to the Initial Closing Date and has been calculated in accordance with the definition of Tower Cash Flow set forth herein (the “TCF Schedule”); provided, that, for Purchaser’s convenience only, Seller and the Companies shall provide a preliminary good faith estimate of the TCF Schedule as of the Effective Date (“Preliminary TCF Schedule”), for which Seller and the Companies shall not be liable for errors or breaches therein.

b. No Company has incurred or has any, nor at Closing will any Company have any, indebtedness for borrowed money, has issued any debt securities or assumed, guaranteed or endorsed or otherwise become responsible for the obligations of another Person.

4.6. Broker or Finder. Except for UBS Securities, LLC, whose fee shall be paid solely by Seller, no agent, broker, investment banker, financial advisor or other firm or Person engaged by or on behalf of Seller or any of its Affiliates is or will be entitled to a fee or commission in connection with the Purchase.

4.7. Approvals, Other Authorizations, Consents, Reports, Etc. Except as set forth in Section 4.7 of the Disclosure Schedule:

a. Each Site has been owned and operated by the Tower Owners in all material respects in accordance with all material Governmental Authorizations; no consents are required to be obtained by the Tower Owners from any Authority under any Governmental Authorization in order to consummate the Purchase or the Contribution. All improvements of the Tower Owners included in the Tower Assets on each Site are in compliance in all material respects with applicable zoning, wetlands, NEPA, FCC, FAA, the National Historic Preservation Act and any related or similar state laws, land use Laws and applicable title covenants, conditions, restrictions and reservations in all material respects, now and at the time of development of the Sites as communications facilities; to the Seller Parties’ knowledge, no such Governmental Authorization is the subject of any proceeding to revoke or terminate any such Governmental Authorization or to fine the applicable Tower Owner; none of the Seller, any Tower Owner, nor any Site is charged by any Authority with any material breach or violation of, or material default in the performance, observance or fulfillment of, any Applicable Law relating to the Tower Owners’ ownership, use, occupancy management, repair, or and operation of the Sites;

b. Except for the third party consents set forth on Section 4.7(b) of the Disclosure Schedule (collectively, the “Third Party Consents”), no consent, approval or authorization of, or registration or filing with any Person is required to be obtained in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby; and

c. To the Seller Parties’ knowledge, no event exists or has occurred during the last two (2) years of the Tower Owners’ ownership of the Sites, which constitutes, or but for any requirement of giving of notice or passage of time or both would constitute, such a material breach, violation or default, under any Governmental Authorization or any Applicable Law.

4.8. Insurance. Set forth on Section 4.8 of the Disclosure Schedule is a list and description (including coverages) of all insurance policies or binders of insurance that relate to the Tower Assets. No notice of reduction in coverage, increase in premium, or cancellation or non-renewal with respect to, or disallowance of any material claim under, any such policy or binder has been received by Seller or the Tower Owners.

4.9. Taxes; Utilities.

a. (i) Each of the Companies, Seller, the Contributors, and the common parent of the affiliated group of corporations which any of the Contributors are current members (the “Parent”, and collectively with the Companies and the Contributors the “Taxpayers”) has (A) duly and timely filed (taking into account applicable extensions) all Tax Returns required to be filed by it, and such Tax Returns are true, correct and complete in all material respects, and (B) paid in full all Taxes required to be paid by it, whether or not shown as due on such Tax Returns; (ii) no material deficiencies for any Taxes have been proposed, asserted or assessed in writing against any of the Taxpayers which deficiencies have not since been resolved; and (iii) there are no Liens for Taxes upon the assets of any of the Companies or the Contributors except for statutory liens for current Taxes not yet due. None of the Companies or the Contributors is or may be liable for the Taxes of another Person (other than the affiliated group of corporations of which the Companies are current members of) (A) under Treasury Regulations Section 1.1502-6 (or comparable provisions of state, local or foreign law), (B) as a transferee or successor or (C) by contract or indemnity or otherwise. Each of the Companies will be properly treated as a disregarded entity for federal and California state income and franchise tax purposes as of the Initial Closing Date.

b. None of the Taxpayers has received written notice of (i) any pending or proposed audit or administrative or judicial proceeding with respect to any Tax Return of or with respect to any of the Companies or the Contributors or (ii) any proposed deficiency for or final adjustment of Taxes against any of the Taxpayers. No closing agreement pursuant to Section 7121 of the Internal Revenue Code of 1986, as amended (the “Code”), (or any similar provision of state, local or foreign law) has been entered into by or with respect to any of the Companies or the Contributors.

c. All Taxes required to be withheld, collected or deposited by or with respect to each of the Companies and the Contributors has been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority.

d. None of the Taxpayers has granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or granted any extension of a period for the assessment of, any Tax, which waiver or extension has not since expired. None of the Taxpayers is currently the beneficiary of any extension of time in which to file a Tax Return.

e. None of the Companies or the Contributors has participated in any transaction giving rise to a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder.

f. The beneficial owner of the equity interests in Seller is not a “foreign person” within the meaning of Section 1445 of the Code and the regulations thereunder.

g. None of the Companies is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement which will be in effect after the Closing.

h. Each Tower Owner has paid or will have paid, at or prior to the applicable Closing, all obligations that are due and payable for utilities on real or personal property constituting part of the Tower Assets contributed to PCS Towers in connection with such Closing, except for any such obligations as are covered by the prorations set forth in Section 3.4.

4.10. Access. Each Site has all easements and rights-of-way that are necessary to provide access to and from such Site subject to the restrictions set forth in such easements or rights-of-way and no action is pending or, to the Seller Parties’ knowledge, threatened which would have the effect of terminating or limiting such access.

4.11. Material Agreements. Section 4.11 of the Disclosure Schedule contains a true and correct list of (i) the Ground Leases, all Tenant Leases, and Related Contracts, complete copies of which have been made available to Purchaser, and (ii) all consents required thereunder in order to consummate the Purchase. Except as set forth in Section 4.11 of the Disclosure Schedule:

a. Each Tenant Lease, Ground Lease and Related Contract is in full force and effect, has been duly authorized, executed and delivered by the applicable Tower Owner and, to the Seller Parties’ knowledge, the other parties thereto, and is a legal, valid and binding obligation of the applicable Tower Owner, enforceable in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally;

b. No Tower Owner nor, to the Seller Parties’ knowledge, any other party to a Ground Lease, Tenant Lease or Related Contract has failed to duly comply with all of the material terms and conditions of each such lease or contract or has done or performed, or failed to do or perform (and no claim is pending or, to the Seller Parties’ knowledge, threatened to the effect that the applicable Tower Owner, the other party thereto or any of their Affiliates has not so complied, done and performed or failed to do and perform) any act which would invalidate or provide grounds for the other party thereto to terminate (with or without notice, passage of time or both) any of them;

c. Neither Seller nor any Tower Owner has received any correspondence or notice from any party to a Ground Lease, Tenant Lease or Related Contract regarding the termination or expiration of the term of such agreement;

d. The applicable Tower Owner is the original lessee (or has validly succeeded to the rights of the original lessee) under each of the Ground Leases, holds the leasehold interest created under the Ground Leases, and is the sole owner of the Improvements located on the real property being leased thereunder. To the Seller Parties’ knowledge, the Ground Leases and Improvements are free and clear of all Liens, excepting only the Permitted Liens. Furthermore: (i) the applicable Tower Owner is in actual possession of the leased premises under each of the Ground Leases; (ii) the applicable Tower Owner has paid the rent set forth in each of the Ground Leases on a current basis and there are no past due amounts; (iii) except as expressly set forth in each of the Ground Leases, the applicable Tower Owner is not obligated to pay any additional rent or charges to any of the Ground Lessors for any period subsequent to the Closing Date; (iv) the Tower Owners have not received notice from or given notice to any of the Ground Lessors claiming that such Ground Lessor or the applicable Tower Owner is in default under any of the Ground Leases, except for any such default that has been cured or waived and, to the Seller Parties’ knowledge, there is no event which, with the giving of notice or the passage of time or both, would constitute such a default; (v) none of the Ground Leases provides for non-monetary rent or other consideration to the Ground Lessor thereunder; (vi) except as set forth Section 4.11(d) of the Disclosure Schedule, none of the Ground Lessors is an Affiliate of Seller; and (vii) except as set forth Section 4.11(d) of the Disclosure Schedule, the Tower Owners have not prepaid any rent under any of the Ground Leases more than 1 month in advance;

e. The applicable Tower Owner is the original lessor (or has validly succeeded to the rights of the original lessor) under each of the Tenant Leases. To the Seller Parties’ knowledge, the Tenant Leases are free and clear of all Liens, excepting only the Permitted Liens. Other than the Tenant Leases, there are no leases, subleases, licenses or other occupancy agreements (written or oral) which grant any possessory interest in or to the Tower Sites or the Improvements thereon, or which grant other rights with respect to the use of any of the Tower Assets. Furthermore: (i) the applicable Tower Owner is collecting the rent set forth in each Tenant Lease on a current basis and there are no past due amounts thereunder; (ii) no Tenant is entitled to any rental concessions or abatements in rent for any period subsequent to the Closing Date; (iii) the applicable Tower Owner has not given notice to any Tenant claiming that the Tenant is in default under its Tenant Lease, and, to the Seller Parties’ knowledge, there is no event which, with the giving of notice or the passage of time or both, would constitute such a default; (iv) the Tower Owners have not received notice from any Tenant claiming that the Tower Owners are in default under the Tenant Lease, or claiming that there are defects in the improvements, which default or defect remains in any manner uncured; (v) no Tower Owner has received notice from any Tenant asserting any Claims, offsets or defenses of any nature whatsoever to the performance of its obligations under its Tenant Lease and, to the Seller Parties’ knowledge, there is no event which, with the giving of notice or the passage of time or both, would constitute the basis of such Claim, offset or defense; (vi) no Tenant Lease provides for non-monetary rent or other consideration to the lessor thereunder; (vii) no Tenant is an Affiliate of Seller; and except as expressly set forth in the Tenant Leases or in Section 4.11(e) of the Disclosure Schedule, there are no security deposits under any of the Tenant Leases; and

f. There are no agreements to which a third party has the right to market or lease space to any Person at a Site pursuant to a marketing or management agreement; there are no rights of first refusal or similar pre-emptive rights with respect to any of the Tenant Leases or Ground Leases; and

g. Except as set forth Section 4.11(g) of the Disclosure Schedule, there are no (i) prepaid rental, lease, sublease, license, sublicense, occupancy or use payments under the Tenant Leases in respect of any period exceeding one (1) calendar month, or (ii) rental, lease, sublease, license, sublicense, occupancy or use payments under Tenant Leases required to be made to the Tower Owners or any of their Affiliates with respect to a period exceeding one (1) calendar month; or (iii) removal bonds, cash deposits, letters of credit or other security that the Tower Owners have posted relative to the Towers or the Sites.

4.12. Environmental Matters.

a. No Tower Owner has entered into or received any consent decree, compliance order or administrative order issued pursuant to any Environmental Law relating to its ownership or operation of the Tower Assets and no Tower Owner is a party in interest with respect to any judgment, order, writ, injunction or decree issued pursuant to any Environmental Law relating to its ownership or operation of the Tower Assets;

b. Each Tower Owner is in compliance in all material respects with, and has all permits required by, all Environmental Laws relating to its ownership or operation of the Tower Assets; no Tower Owner is the subject of or, to Seller Parties’ knowledge, threatened with any legal action involving a demand for damages or other potential liability with respect to violations or breaches of any Environmental Law relating to its ownership or operation of the Tower Assets;

c. No Tower Owner has received any written notice that (i) any Environmental Permit required in connection with the ownership or operation of the Tower Assets is not in full force and effect or (ii) it is not in compliance in all material respects with the terms of all of its Environmental Permits required in connection with the ownership or operation of the Tower Assets;

d. The Tower Owners will provide Purchaser with access to a true, complete and correct copy of all surveys, reports, assessments, audits, evaluations, investigations, sampling results or other documents relating to the presence, migration or disposal of any Hazardous Substance or noncompliance with Environmental Law prepared for or at the request of the Companies that are in its possession or control relating to the Tower Assets. Section 4.12 of the Disclosure Schedule sets forth a true and correct list of all Phase 0, Phase I and Phase II environmental site assessment reports and any other third party reports showing the existence of a Hazardous Substance or non-compliance with Environmental Law existing in the files of the Tower Owners relating to the Tower Assets.

e. Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties of the Companies in this Section 4.12 constitute the sole representations and warranties of the Companies with respect to any matter (including any liability) relating to Environmental Laws.

4.13. Bankruptcy Matters. No Company has (a) changed its name or suspended its business, (b) had proceedings pending or threatened by or against it in bankruptcy or reorganization in any state or Federal court, (c) resolved or otherwise agreed to file a case in bankruptcy or reorganization in any state or Federal court, or (d) admitted in writing its inability to pay its debts as they become due. Each Company is, and after giving effect to the transactions contemplated hereby will be, solvent.

4.14. No Third Party Rights. No Person other than Purchaser by reason of this Agreement has any contractual or other right of first refusal or any other right or option to acquire the Tower Assets or any portion thereof, including through any merger, consolidation, liquidation, dissolution or other reorganization.

4.15. Past Due Tenant Lease Payments. The amounts past due under the Tenant Leases reflected on Section 4.15 of the Disclosure Schedule (the “Past Due Tenant Lease Payments”) represent (and the Past Due Tenant Lease Payments created thereafter will represent) bona fide claims of the Tower Owners against the tenants under the Tenant Leases. The Past Due Tenant Lease Payments are, to the Seller Parties’ knowledge, subject to no defenses, counterclaims or rights of set-off. Section 4.15 of the Disclosure Schedule sets forth a true, complete and accurate list of the Past Due Tenant Lease Payments and the aging of such Past Due Tenant Lease Payments based on the following schedule: 0-30 days, 31-60 days, 61-90 days and over 90 days, as of the Cash Flow Report Date. There have been no reversals or write-offs of accounts receivable with respect to the Sites during the past 12 months.

4.16. Employees; Employee Benefit Plans.

a. None of the Companies has and has never had any employees.

b. None of the Companies has any Employee Benefit Plan for which Purchaser or any of the Companies might become liable as a result of the transaction contemplated hereby or which might encumber the Tower Assets after the Closing.

4.17. Officers and Directors. Set forth on Section 4.17 of the Disclosure Schedule is a list of the officers and directors of each Company.

4.18. Bank Accounts and Powers of Attorney. None of the Companies has an account or safe deposit box with any bank, savings institution and other financial institution. Each person holding a power of attorney or similar grant of authority on behalf of any Company is identified on Section 4.18 of the Disclosure Schedule. Except as disclosed on such Schedule, none of the Companies has given any revocable or irrevocable powers of attorney to any person, firm, corporation or organization relating to its business for any purpose whatsoever.

4.19. No Other Representations or Warranties. Except for the representations and warranties set forth in this Article 4, none of Companies nor Seller makes any other express or implied representation or warranty on behalf of itself or any of its properties or businesses.

ARTICLE 5.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

5.1. Organization and Business; Power and Authority; Effect of Transaction. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, has all requisite power and authority to own and operate the Tower Assets and will, prior to the Closing Date, be duly qualified and in good standing as a foreign limited liability company in each other jurisdiction in which the ownership and operation of the Tower Assets requires such qualification except for such qualifications the failure of which to obtain, individually or in the aggregate, would be reasonably likely not to have a Material Adverse Effect on Purchaser. Neither the execution and delivery by Purchaser of this Agreement or any Collateral Document, nor the consummation of the Purchase, nor compliance with the terms, conditions and provisions hereof or thereof by Purchaser will conflict with, or result in a breach or violation of, or constitute a default under, any Organic Document of Purchaser or any Applicable Law.

5.2. Broker or Finder. No agent, broker, investment banker, financial advisor or other firm or Person engaged by or on behalf of Purchaser or any of its Affiliates is or will be entitled to a fee or commission in connection with the Purchase.

5.3. Legal Proceedings. Neither Purchaser nor any of its subsidiaries is a party to any, and there are no pending or, to the knowledge of Purchaser, threatened, material legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature challenging the validity of the transactions contemplated by this Agreement and other agreements and certificates that are required to be executed pursuant to this Agreement.

5.4. Financial Capability. Purchaser will have available at the Closing Date sufficient immediately available funds to enable Purchaser to pay in full the Purchase Price and all fees and expenses payable by Purchaser in connection with this Agreement and the transactions contemplated hereby. Without limiting the generality of the foregoing, Purchaser’s ability to consummate the transactions contemplated by this Agreement is not contingent on Purchaser’s ability to complete any public offering or private placement of equity or debt securities or to obtain any other type of financing prior to or on the Closing Date.

5.5. Investment Intent. Purchaser acknowledges that the Membership Interests have not been registered under the Securities Act of 1933, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder (the “Securities Act”), and may not be resold absent registration under the Securities Act or an applicable exemption from the registration and prospectus delivery requirements of the Securities Act. Purchaser further acknowledges that neither Seller nor the Companies are under any obligation, nor assume any obligation pursuant to the terms hereof, or the terms of any other certificate, instrument or other document executed and delivered by Seller or the Companies in connection with the transactions contemplated hereby, to register the Membership Interests under the Securities Act or any state securities or “blue sky” Laws. Purchaser is acquiring the Membership Interests for its own account, for investment purposes only and not with a view toward any resale or other distribution thereof (within the meaning of the Securities Act). Purchaser qualifies as an “accredited investor” as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act. Purchaser is knowledgeable, sophisticated and experienced in making decisions with respect to investments in shares presenting an investment decision like that involved in the purchase of the Membership Interests, and has requested, received, reviewed and considered all information it deemed relevant in making an informed decision to purchase the Membership Interests.

5.6. No Other Representations or Warranties. Except for the representations and warranties set forth in this Section 5, Purchaser does not make any other express or implied representation or warranty on behalf of itself, any of its Subsidiaries or any of their respective properties or businesses.

ARTICLE 6.

COVENANTS

6.1. Agreement to Cooperate; Certain Other Covenants. Each of the parties shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under Applicable Law to consummate the Purchase on and subject to the terms and conditions of this Agreement.

6.2. Conduct of Business by Seller Pending the Closing. After the date hereof and prior to the Closing Date or earlier termination of this Agreement, unless Purchaser shall otherwise consent in writing, which consent shall not be unreasonably withheld, delayed or conditioned, Seller and the Tower Owners shall:

a. own and operate the Tower Assets in the Ordinary Course of Business which shall include, without limitation, (i) keeping each of the Tower Assets free of debris and excessive vegetation, in good commercial working order (including all gates, work, doors, locks and fences), and NOTAM free; (i) not selling, disposing of or otherwise transferring the Sites; and (iii) maintaining insurance on the Tower Assets in such amounts and against such risks and losses as are consistent with past practice.

b. except as set forth in Section 6.5 below, not enter into, cancel, modify, consent to the assignment of or terminate any contracts, arrangements, understandings or agreements that will materially and adversely affect any of the Tower Assets, including but not limited to any amendment, renewal, modification, assignment, termination or other alteration of any Tenant Lease, Ground Lease or Related Contract; and

c. not add, change, modify or remove any equipment at the Tower outside of the Ordinary Course of Business; and not make, grant or suffer any Liens with respect to any of the Tower Assets or any portion thereof that will not be discharged at or prior to Closing, other than Permitted Liens; not undertake or commence any renovations or alterations on the Tower Assets outside of the Ordinary Course of Business; not apply any of the security deposits relating to the Tenant Leases, whether to a default of a tenant or otherwise, except as permitted pursuant to the terms and conditions of the Tenant Leases.

6.3. Non-solicitation. From the Effective Date until the earlier to occur of (i) the termination of this Agreement in accordance with its terms and (ii) the Closing Date, Seller and the Companies will not (and cause any of its respective members, employees, representatives or agents not to), directly or indirectly, solicit, initiate, encourage or participate in negotiations in any manner with respect to, or furnish or cause or permit to be furnished any information to any Person (other than Purchaser or Purchaser’s representatives) in connection with, any inquiry or offer for any purchase or sale of any interest in the Tower Assets, or any merger, acquisition, combination, sale or other disposition or similar transaction involving Seller, the Companies or the Tower Assets (collectively, a “Third-Party Proposal”). Seller shall promptly inform Purchaser of the occurrence of a Third-Party Proposal and, unless prohibited by a confidentiality or non-disclosure agreement, the terms thereof. If Seller (or any of their respective members, partners, employees, representatives or agents) breaches or threatens to commit a breach of, any of the provisions of Section 5.3, Purchaser shall have the right (in addition to any other rights and remedies available to Purchaser at law or in equity) to equitable relief (including injunctions) against such breach or threatened breach, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable harm to Purchaser and that money damages would not be an adequate remedy to Purchaser.

6.4. Pre-Closing Inspection. Prior to the Closing, the Tower Owners shall afford Purchaser and its representatives access to the Sites to ensure that Seller and the Companies have complied with their obligations herein.

6.5. Form of Tenant Lease. To the extent that a Tower Owner proposes to enter into any new Tenant Lease between the Effective Date and the applicable Closing Date, such Tower Owner shall use Purchaser’s form of tenant lease agreement attached hereto as Exhibit C, except for the Pending Tenant Applications set forth on Section 4.5(a)(iii) of the Disclosure Schedule for which a Tower Owner has previously delivered a proposed form of tenant lease to the proposed Tenant thereunder. In each instance, Seller shall submit such new Tenant Lease to Purchaser for its approval, which approval shall not be unreasonably withheld, delayed or conditioned. Purchaser will review all proposed new Tenant Leases and either approve or reject (in Purchaser’s reasonable discretion) such new Tenant Leases within five (5) Business Days following Purchaser’s receipt thereof.

6.6. Co-Marketing of Sites. From and after the Effective Date until the earlier to occur of (i) the termination of this Agreement in accordance with its terms and (ii) the Closing Date, Seller shall permit Purchaser to co-market the Sites for the purpose of leasing space thereon.

6.7. Tenant Estoppel Certificates. From and after the Effective Date until the earlier to occur of (i) the termination of this Agreement in accordance with its terms and (ii) the Closing Date, Purchaser shall be entitled to contact the Tenants under the Tenant Leases for the purpose of obtaining an estoppel certificate in a form reasonably acceptable to Purchaser.

6.8. Tax Matters.

a. Tax Periods Ending on or before the Initial Closing Date. Seller shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for or with respect to the Companies for all Tax periods ending on or prior to the Initial Closing Date which are filed after the Initial Closing Date. To the extent permitted by applicable law with respect to any particular Tax regarding the Companies, the Companies shall elect to treat the Initial Closing Date as the last day of the taxable period. All such Tax Returns for the Companies (if any) shall be prepared and filed on a basis consistent with prior Tax Returns filed for the Companies (except to the extent counsel for Seller determines that a Tax Return cannot be so prepared and filed or an item so reported without being subject to penalties). Seller shall permit Purchaser to review and comment on each such Tax Return described in the preceding sentence prior to filing and shall make such revisions to such Tax Returns as are reasonably requested by Purchaser; provided, however, that for the avoidance of doubt, any Tax Returns which are required to be filed with respect to the Companies on a consolidated, unitary or other combined basis with Seller or the appropriate parent shall not be delivered to Purchaser and subject to review and comment, but in lieu thereof prior to such filing Seller will provide Purchaser with adequate information to review the manner in which transactions of the Companies will be reported on such Tax Returns and any changes in accounting methods, basis, or other material changes reflected therein, Purchaser shall have the opportunity to comment thereon, and Seller shall make such revisions as are reasonably requested by Purchaser. Seller shall pay all Taxes of the Companies with respect to tax periods ending on or before the Initial Closing Date. Seller shall have the right to control all audits or examinations of Tax Returns of or relating to Seller or the Taxpayers for periods ending on or before the Initial Closing Date, but to the extent Tax liabilities of the Companies or Purchaser for Taxable periods after the Initial Closing Date may be affected thereby, Seller will provide Purchaser with adequate information to review the manner in which transactions of the Companies will be reflected in any proposed settlement of any such audit or examination and any changes in accounting methods, basis, or other material changes reflected therein, and Purchaser shall have the opportunity to comment thereon, and Seller shall make such revisions as are reasonably requested by Purchaser; provided, however, that Purchaser shall not be permitted to participate in any audits or examinations of Tax Returns that are prepared on a consolidated, unitary or other combined basis.

b. Tax Periods Beginning Before and Ending After the Initial Closing Date. Purchaser shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Companies for Tax periods which begin before the Initial Closing Date and end after the Initial Closing Date. All such Tax Returns for the Companies shall be prepared and filed on a basis consistent with prior Tax Returns filed for the Companies (except to the extent counsel for Purchaser determines that a Tax Return cannot be so prepared and filed or an item so reported without being subject to penalties). Purchaser shall permit Seller to review and comment on each such Tax Return described in the preceding sentence prior to filing and shall make such revisions to such Tax Returns as are reasonably requested by Seller. Purchaser shall pay all Taxes of the Companies with respect to such Tax Returns, and Seller shall reimburse Purchaser within fifteen (15) days after the date on which Taxes are paid with respect to such periods an amount equal to the portion of such Taxes which relates to the portion of such Tax period ending on the Initial Closing Date. For purposes of the preceding sentence, Taxes shall be allocated in the manner set forth in Section 6.8(g). Purchaser shall have the right to control all audits or examinations of Tax Returns of or relating to Purchaser or the Companies for Taxable periods ending after the Initial Closing Date, but to the extent Tax liabilities for periods prior to the Initial Closing Date may be affected thereby, Purchaser will provide Seller with adequate information to review the manner in which transactions of the Companies will be reflected in any proposed settlement of any such audit or examination and any changes in accounting methods, basis, or other material changes reflected therein, and Seller shall have the opportunity to comment thereon, and Purchaser shall make such revisions as are reasonably requested by Seller. Purchaser shall not enter into any compromise or agree to settle any claim pursuant to any audit or examinations which could result in a liability to Taxpayers without the consent of Seller, which consent may not be unreasonably withheld.

c. Refunds. Any Tax refunds with respect to the Companies that are received by Purchaser or the Companies, and any amounts credited against Tax to which Purchaser or the Companies become entitled, that relate to Tax periods or portions thereof ending on or before the Initial Closing Date or allocable to the period up to and including the Initial Closing Date for a straddle period (allocated in a manner set forth in Section 6.8(g)) shall be for the account of Seller, and Purchaser shall pay over to Seller any such refund or the amount of any such credit within fifteen (15) days after receipt or entitlement thereto. Refunds and amounts credited against Tax shall be taken into account only to the extent that they permanently reduce the amount of Tax payable by Purchaser or the Companies, and would not result in an increase in Tax payable for a period ending after the Initial Closing Date. In the event any such refund or credit is subsequently reduced or eliminated as a result of an examination, audit, or amended Tax Return, and such reduction or elimination would not result in deferral of a tax benefit to a later period, Seller will within fifteen (15) days after demand therefore repay the amount of such reduction or elimination to Purchaser.

d. Cooperation on Tax Matters. Purchaser, the Companies, the Contributors and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Agreement and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Companies and Seller agree to retain or cause to be retained all books and records with respect to Tax matters pertinent to the Companies or their assets relating to any taxable period beginning before the Initial Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority. Purchaser and Seller further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

e. Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be paid one-half by Seller and one-half by Purchaser when they become due; provided that, notwithstanding the foregoing, any Transfer Taxes resulting from the contribution of the Tower Assets to PCS Structures shall be borne solely by the Seller. The party responsible shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable law, the other party will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. The parties shall cooperate in obtaining any available exemptions with respect to Transfer Taxes.

f. Characterization of Payments. Any payments made to Seller, the Companies or Purchaser pursuant to Section 9.2, shall constitute an adjustment of the consideration paid for the Membership Interests for Tax purposes and shall be treated as such by Purchaser, the Companies and Seller on their Tax Returns to the extent permitted by law.

g. Allocation of Straddle Period Tax. To the extent permitted by applicable law with respect to any particular Tax regarding the Companies, the Companies shall elect to treat the Initial Closing Date as the last day of the taxable period. For purposes of determining the amount of Taxes that are attributable to the portion of the period up to and including the Initial Closing Date with respect to a Tax period beginning before and ending after the Initial Closing Date (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Tax period (excluding any increase in Taxes for the period as a result of the transfer of the Membership Interests pursuant to this Agreement) multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Initial Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount which would by payable if the relevant Tax period ended on the Initial Closing Date.

h. Purchase Price Allocation. The parties hereto agree to treat for federal income tax purposes the purchase of the Membership Interests as a purchase of assets by the Purchaser, unless otherwise required by a taxing authority. The Purchase Price shall be allocated among the purchased assets in accordance with Section 1060 of the Code as jointly determined by the Purchaser and the Seller. Each party agrees to report the federal, state, local and other Tax consequences of the transactions contemplated by this Agreement in a manner consistent with such allocation (including any modifications thereto as a result of any payments or other adjustments made after the Initial Closing Date pursuant to this Agreement).  If the Seller and the Purchaser are unable to reach agreement  as to the allocation of the Purchase Price among the purchased assets, the Seller and the Purchaser shall submit the disputed items to an agreeable independent certified public accounting firm for resolution, which resolution shall be binding upon the parties.  The cost of such accounting firm shall be split one-half by the Seller and one-half by the Purchaser.

i. Tax Liabilities. The Companies will not take, and the Purchaser will not permit the Companies to take, any action after the Initial Closing and through the Initial Closing Date that could result in any Tax liability to the Companies other than any action taken in the ordinary course of business consistent with past practices of the Companies.

ARTICLE 7.

CLOSING CONDITIONS

7.1. Conditions to Obligations of Each Party. The respective obligations of each party to consummate the Purchase shall be subject to the satisfaction of the following conditions at or prior to the applicable Closing Date, which may be waived, in whole or in part, to the extent permitted by Applicable Law:

a. no order, injunction, statute, rule, regulation or decree shall have been issued, enacted, entered, promulgated or enforced by an Authority that prohibits or makes illegal the consummation of the transactions contemplated hereby.

b. With respect to the Initial Closing, all of the conditions with respect to the purchase and sale of not less than thirty-four (34) Sites shall have been satisfied, including without limitation, that at least thirty-four (34) Sites do not contain a Defect.

c. With respect to Sites 5, 7, 11, 16, and 24 only, SureWest Telephone and PCS Towers shall have entered into an easement and/or other agreements, in form and substance reasonably satisfactory to Purchaser and Seller, addressing access and shared facilities at the Sites owned by SureWest Telephone, which are Sites 5, 7, 11, 16, and 24. For the avoidance of doubt, failure to meet this condition shall only entitle the parties to remove Sites 5, 7, 11, 16, and 24 from the applicable Closing and shall not be a condition to Closing with respect to any other Sites for which all other conditions to Closing have been met.

d. With respect to Site 176 only, the Purchaser, Seller, PCS Towers and SureWest Broadband shall have entered into a mutually agreeable agreement addressing the assignment and bifurcation of the license rights under the Telecommunications Facility License Agreement between the Regents of the University of California (“UC Regents”) and SureWest Broadband, dated April 13, 2003 (Site 176). Such agreement shall provide that, subject to the UC Regents cooperation and agreement, (i) SureWest Broadband will retain its license to construct, install and operate a controlled environmental facility on the UC Regents’ south Davis campus to house fiber optic related equipment and (ii) PCS Towers will be assigned the license rights to the Tower on Site 176. For the avoidance of doubt, failure to meet this condition shall only entitle the parties to remove Site 176 from the applicable Closing and shall not be a condition to Closing with respect to any other Sites for which all other conditions to Closing have been met.

e. With respect to the Sites set forth on Section 7.1(e) of the Disclosure Schedule only (the “Leaseback Sites”), the parties shall have entered into tenant lease agreements, on substantially the form attached hereto as Exhibit C, providing the for the lease of Towers on the leaseback Sites by PCS Structures to Seller and its Affiliates, as applicable, for certain equipment that will remain on such Towers following the applicable Closing Date. For the avoidance of doubt, failure to meet this condition shall only entitle the parties to remove the Leaseback Sites from the applicable Closing and shall not be a condition to Closing with respect to any other Sites for which all other conditions to Closing have been met.

f.  SureWest Telephone shall have made all necessary filings and received all necessary approvals from the California Public Utilities Commission with respect to the Contribution by SureWest Telephone of the Telephone Tower Assets to PCS Towers (the “CPUC Condition”).

7.2. Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the Purchase shall be subject to the satisfaction of the following conditions, any or all of which may be waived, in whole or in part, by Purchaser to the extent permitted by Applicable Law:

a. (i) the representations and warranties of Seller and the Companies contained herein shall be true and correct in all material respects (except for representations and warranties that are qualified as to materiality, which shall be true and correct, and except for the Preliminary TCF Schedule); and (ii) Seller and the Companies shall have performed in all material respects all agreements contained herein required to be performed by them, as applicable, at or before the applicable Closing; provided, however, that in connection with any Subsequent Closing, only the representations and warranties of the Seller and the Companies related to the additional Tower Assets that are transferred at such Closing are required to be true and correct in all material respects as of the applicable Subsequent Closing Date.

b. Purchaser shall have obtained from each of the Ground Lessors under each Ground Lease that is contributed to PCS Towers in connection with any applicable Closing, the estoppel and consent certificate in the form attached hereto as Exhibit A (the “Ground Lessor Estoppel”). In addition, if there is no recorded evidence of a Ground Lease that is contributed to PCS Towers in connection with any applicable Closing, Purchaser shall also have obtained, other than for Site 176, a memorandum of such Ground Lease in recordable form and otherwise in form and substance reasonably acceptable to Purchaser.

c. Seller and the Companies shall have executed and delivered all documents contemplated by this Agreement to which it is a party, including the following, each in form and substance reasonably acceptable to Purchaser (collectively, the “Seller Collateral Documents”):

(i) Assignment and Assumption of Ground Lease. If required by the terms of the applicable Ground Lease that is contributed to PCS Towers in connection with any applicable Closing, an assignment and assumption of all of PCS Tower’s right, title and interest in and to each of such Ground Leases to which it is a party;

(ii) Assignment and Assumption of Tenant Leases. If required by the terms of the applicable Tenant Lease that is contributed to PCS Towers in connection with any applicable Closing, an assignment and assumption of all of PCS Tower’s right, title and interest in and to such Tenant Leases;

(iii) Title Affidavits. Any reasonable and customary affidavits required by, and satisfactory to, the title company in order that any leasehold title insurance policy with respect to any Ground Lease that is contributed to PCS Towers in connection with any Applicable Closing may be issued free and clear of the standard exceptions which a title company customarily, and in accordance with applicable law, removes or modifies;

(iv) FIRPTA Certificate. In connection with each applicable Closing, a certificate certifying that beneficial owner of the equity interest in Seller is not a foreign person for purposes of FIRPTA;

(v) Certificates. Original certificates for each Company and the Seller signed by one of its executive officers certifying that (A) it has performed and complied in all material respects with all agreements and covenants required to be performed or complied with by it, as the case may be, under the Seller Collateral Documents at or prior to the Closing, (B) subject to the proviso in 7.2(a)(i) above, each of the representations and warranties of each Company and Seller, as applicable, are remade and restated as of the applicable Closing, and (C) each of the persons executing and delivering this Agreement and the Seller Collateral Documents on behalf of each Company and Seller, as applicable, has or have the authority to execute, deliver and consummate this Agreement and each of the Seller Collateral Documents;

(vi) Resolutions. In connection with the Initial Closing, a copy of resolutions of the governing body of Seller and each Company authorizing the execution, delivery and performance of this Agreement and the Seller Collateral Documents by Seller and each Company; and

(vii) Due Diligence Items. In connection with the Initial Closing, originals of all Due Diligence Items to the extent available.

d. Purchaser shall have received, at Purchaser’s expense, a marked commitment for leasehold title insurance, in form reasonably acceptable to Purchaser, insuring leasehold title with respect to any Ground Lease that is contributed to PCS Towers in connection with the applicable Closing.

e. In connection with the Initial Closing, Purchaser shall have received certificates representing the Membership Interests, duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto.

f. In connection with the Initial Closing, Purchaser shall have received the resignations of all officers and directors of the Companies.

7.3. Conditions to the Obligations of Seller. The obligation of Seller to consummate the Purchase shall be subject to the satisfaction of the following conditions, any or all of which may be waived, in whole or in part, by Seller to the extent permitted by Applicable Law:

a. the representations and warranties of Purchaser contained herein shall be true and correct in all material respects (except for representations and warranties that are qualified as to materiality, which shall be true and correct); and Purchaser shall have performed in all material respects all agreements contained herein required to be performed by it at or before the Closing.

b. Purchaser shall have executed and delivered all documents contemplated by this Agreement to which it is a party, including the following (collectively, the “Purchaser Collateral Documents” and, together with the Seller Collateral Documents, the “Collateral Documents”):

(i) Assignment and Assumption of Leases. If required by the terms of the applicable Ground Lease or Tenant Lease, an assignment and assumption of the such Ground Lease or Tenant Lease, as applicable.

(ii) Certificates. Original certificates for the Purchaser signed by one of its executive officers certifying that (A) it has performed and complied in all material respects with all agreements and obligations required to be performed or complied with by it, as the case may be, under the Purchaser Collateral Documents at or prior to the Closing, (B) each of the representations and warranties of Purchaser are remade and restated as of the Closing, and (C) each of the persons executing and delivering this Agreement and the Purchaser Collateral Documents on behalf of Purchaser has or have the authority to execute, deliver and consummate this Agreement and each of the Purchaser Collateral Documents.

ARTICLE 8.

TERMINATION, AMENDMENT AND WAIVER

8.1. Termination. This Agreement may be terminated at any time prior to the Closing only pursuant to the following provisions:

a. by mutual consent of Seller and Purchaser; or

b. by Seller or Purchaser if any permanent injunction, decree or judgment of any Authority preventing consummation of the Purchase shall have become final and nonappealable; or

c. by Seller or Purchaser, in the event the Termination Date has occurred without the occurrence of the Initial Closing; provided that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose failure to fulfill any obligation or condition under this Agreement shall have been the cause of the failure of the Closing to occur by the Termination Date; or

d. (i) by Seller in the event that Purchaser is in breach of the representations, warranties, covenants or agreements of Purchaser contained in this Agreement or any Collateral Document, in each case, in any manner that would cause any of the conditions set forth in Section 7.3 not to be satisfied, and such a breach is not capable of being cured or is not cured within twenty (20) Business Days of written notice and (ii) by Purchaser in the event that Seller is in breach of any of the representations, warranties, covenants or agreements of the Seller contained in this Agreement or in any Collateral Document, in each case, in any manner that would cause any of the conditions set forth in Section 7.2 not to be satisfied, and such a breach is not capable of being cured or is not cured within twenty (20) Business Days of written notice; provided that the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to any party who at such time is in material breach of any of its obligations.

Subject to the provisions of the preceding paragraph, the term “Termination Date” means December 31, 2008 or such other date as the parties may, from time to time, mutually agree.

8.2. Effect of Termination. Except as provided herein, in the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, there shall be no liability on the part of either party, or any of their respective stockholders, officers or directors, to the other and all rights and obligations of each party shall cease; provided, however, that (a) such termination shall not relieve either party from liability or obligation for any willful breach by such party of this Agreement, (b) this Section 8.2 shall continue in accordance with its terms, and (c) the foregoing provisions shall not limit or restrict the availability of injunctive relief and specific performance set forth in Section 9.4.

ARTICLE 9.

INDEMNIFICATION

9.1. Representations and Warranties; Survival. Anything in this Agreement to the contrary notwithstanding, the representations and warranties of the parties contained in or made pursuant to this Agreement or any Collateral Document shall survive each Closing and shall remain operative and in full force and effect for a period of twelve (12) months after such Closing Date (each such 12 month period a “Representations Survival Period”), regardless of any investigation or statement as to the results thereof made by or on behalf of either party hereto except that the representations and warranties contained in Sections 4.1(a) (Organization and Business; Power and Authority; Capitalization; Effect of Transaction), 4.4(a) (Properties), 4.6 (Broker or Finder), 4.9 (Taxes), 4.13 (Bankruptcy Matters), and 4.14 (No Third Party Rights) will survive the applicable Closing and will remain in full force and effect until the expiration of the applicable statute of limitations relating thereto. For the avoidance of doubt, the parties hereby agree and acknowledge that the Representations Survival Period is a contractual statute of limitations and any claim brought by any party to this Agreement pursuant to this Article 9 must be brought or filed prior to the expiration of the Representations Survival Period. The covenants and agreements of the parties contained in or made pursuant to this Agreement or any Collateral Document shall survive each Closing (unless any such covenant or agreement by its express terms in this Agreement does not so survive) and shall remain operative and in full force and effect for the statute of limitations applicable to contractual obligations (“Covenant Survival Period” together with the Representations Survival Period, the “Indemnity Period”).

9.2. Indemnification.

a. Seller agrees that on and after the Closing it shall indemnify and hold harmless Purchaser and its members, stockholders, directors, officers, employees, agents and representatives (collectively, the “Purchaser Indemnified Parties”) from and against any and all damages, claims, losses, expenses, costs, obligations, and liabilities, including without limitation reasonable fees and expenses of attorneys, accountants, and other experts and those incurred to enforce the terms of this Agreement or any Collateral Document (collectively, “Loss and Expense”), suffered by the Purchaser Indemnified Parties by reason of or arising out of (i) any misrepresentation or breach of warranty made by Seller pursuant to this Agreement or any Collateral Document (except for any misrepresentations in the Preliminary TCF Schedule, for which Seller and the Companies shall not be liable), (ii) any failure by Seller to perform or fulfill any of its covenants or agreements set forth in this Agreement or any Collateral Document, (iii) any liability for Taxes with respect to the Companies or the Tower Assets for any period prior to the Initial Closing Date (determined in accordance with Section 6.8(g) with respect to a straddle period), including, without limitation, Taxes arising under Treasury Regulations Section 1502-6 (or any equivalent state, local, or foreign provision), and Taxes imposed on any Company or Purchaser as a transferee from any of the Taxpayers, and (iv) Seller’s portion of any Transfer Taxes.

b. Purchaser agrees that on and after the Closing it will indemnify and hold harmless Seller and its members, stockholders, directors, officers, employees, agents and representatives (collectively, the “Seller Indemnified Parties”) from and against all Loss and Expense suffered by any of them by reason of or arising out of (i) any misrepresentation or breach of warranty made by Purchaser pursuant to this Agreement or any Collateral Document, (ii) any failure by Purchaser to perform or fulfill any of its covenants or agreements set forth in this Agreement or any Collateral Document, (iii) the conduct and operation of the business of the Companies on or after the Closing, and (iv) Purchaser’s portion of any Transfer Taxes.

9.3. Limitations of Liability.

a. No indemnification for the matters set forth in Sections 9.2(a)(i) or (ii) or 9.2(b)(i) or (ii), as the case may be, shall be required to be made by the indemnifying party (i) until the aggregate amount of the indemnified parties’ Losses and Expenses under this Agreement in the aggregate exceeds $250,000, at which point indemnification shall be required to be made to the extent of all Loss and Expense relating back to the first dollar (the “Indemnification Basket”); and (ii) for the amount of the indemnified parties’ Losses and Expenses that in the aggregate is in excess of an amount equal to 15% of the Purchase Price (the “Indemnification Cap”).

b. The limitations imposed by the Indemnification Basket and the Indemnification Cap shall not apply to Loss and Expense resulting from fraud (other than negligent misrepresentation), willful misconduct or intentional or knowing breaches of this Agreement by any party, or liability for Taxes (including Transfer Taxes).

c. Subject to the limitations set forth in this Article 9, consideration must be given to the amount that any party recovers as proceeds of insurance in respect of Losses and Expenses, net of any costs of collection, deductible, retroactive premium adjustment, reimbursement obligation or other cost directly related to the insurance claim in respect of such Losses. Purchaser agrees that it will use commercially reasonable efforts to prosecute all claims against its insurers diligently and in good faith with regard to matters for which Losses or Expenses are claimed under this Article 9. Should Purchaser recover Losses or Expenses and subsequently recover any amount from an insurer with respect to the matter for which such Losses or Expenses were paid, Purchaser shall refund the lesser of (i) the Losses or Expenses paid by Seller and (ii) the amount recovered from the insurer.

d. Except as set forth in Section 10.4, the parties’ sole and exclusive remedy with respect to any and all claims relating to this Agreement, the Collateral Documents and the transactions contemplated hereby or thereby (other than claims based on fraud but excluding negligent misrepresentation claims) shall be pursuant to the indemnification provisions set forth in this Article 9.

e. Seller shall not have any liability for Losses or Expenses to the extent arising out of (i) the conduct and operation of the business of the Companies on or after the Closing Date; (ii) changes not required by Applicable Law in accounting methods or policies of any Company after the Closing Date; or (iii) the passing of, or any change in, after the Closing Date, any law or administrative practice of any Authority in any such case not actually in force as of the Effective Date (even if retroactive in effect), including any increase in the tax rates in effect on the Effective Date, any real property tax reassessments or the imposition of any tax not in effect on the Effective Date. In addition, in the event Purchaser has knowledge at the time of a Closing that any of the representations, warranties or covenants of Seller in this Agreement relating to a Tower are not true (a “Known Breach”), and Purchaser nonetheless proceeds with Closing, then Seller shall not have any liability for Losses or Expenses arising from or relating to such Known Breach. For the purpose of this provision only, “knowledge of the Purchaser” shall mean that either Marc C. Ganzi, Shawn Ruben or Dagan Kasavana: (i) has actual personal knowledge prior to a Closing of specific facts that constitute a Known Breach, and (ii) has an actual understanding prior to the a Closing that those facts constitute a breach of a representation, warranty or covenant of Seller under this Agreement.

f. No party hereto shall have any obligation to indemnify any indemnified party for consequential damages, special damages, incidental damages, indirect damages, lost profits, unrealized expectations or other similar items (other than to the extent paid to a third party), nor shall any damages be calculated using a “multiplier” or any other similar method having a similar effect.

g. No claim for indemnification, other than with respect to fraud (other than negligent misrepresentation), may be asserted after the expiration of the applicable Indemnity Period, it being understood that any Claim relating to any misrepresentation or breach of warranties, covenants or agreements that is asserted in writing prior to the expiration of the applicable Indemnity Period shall survive with respect to such Claim or any dispute with respect thereto until the final resolution thereof.

9.4. Notice of Claims. If an indemnified party believes that it has suffered or incurred any Loss and Expense, including as a result of any legal action instituted by a third party, it shall notify the indemnifying party, in writing, within thirty (30) days of becoming aware that it has suffered such Loss and Expense or of such third party action, describing such Loss and Expense in reasonable detail and referring to the provisions of this Agreement in respect of which such Loss and Expense shall have occurred.

9.5. Defense of Third Party Claims. Except as otherwise provided in Section 6.8, the indemnifying party shall have the right to conduct and control, through counsel of its own choosing, reasonably acceptable to the indemnified party, any third party legal action or other Claim, but the indemnified party may, at its election, participate in the defense thereof at its sole cost and expense; provided, however, that if the indemnifying party shall fail to defend any such legal action or other Claim, then the indemnified party may defend, through counsel of its own choosing, such legal action or other Claim, and (so long as it gives the indemnifying party at least fifteen (15) days’ notice of the terms of the proposed settlement thereof and permits the indemnifying party to then undertake the defense thereof) settle such legal action or other Claim and to recover the amount of such settlement or of any judgment and the reasonable costs and expenses of such defense. The indemnifying party shall not compromise or settle any such legal action or other Claim without the prior written consent of the indemnified party, which consent shall not unreasonably be withheld, delayed or conditioned if the terms and conditions of such compromise or settlement proposed by the indemnifying party and agreed to in writing by the claimant in such legal action or other Claim. The indemnified and indemnifying parties shall cooperate in the defense or prosecution thereof.

ARTICLE 10.

GENERAL PROVISIONS

10.1. Waivers; Amendments. At any time prior to the Closing Date, except to the extent not permitted by Applicable Law, the parties may, either generally or in a particular instance and either retroactively or prospectively, (a) extend the time for the performance of any of the obligations or other acts of the other, subject, however, to the provisions of Section 8.1, (b) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, (c) waive compliance by the other with any of the agreements, covenants, conditions or other provision contained herein, and (d) make additions to, deletions from or changes in, or otherwise amend, the provisions of this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

10.2. Notices. All notices and other communications which by any provision of this Agreement are required or permitted to be given shall be given in writing and shall be sent by first class mail as set forth below or to such other person(s), address(es) or facsimile number(s) as the party to receive any such notice or communication may have designated by written notice to the other party.

a. If to Purchaser:

GTP Towers I, LLC
1801 Clint Moore Road, Suite 110
Boca Raton, FL 33487
Attention: Mr. Marc Ganzi, Chief Executive Officer
Telecopier No. 561-995-0321

with a copy to (which shall not constitute notice to Purchaser):

Kleinbard Bell & Brecker LLP
One Liberty Place
1650 Market Street / 46th Floor
Philadelphia, Pennsylvania 19103
Attention: Michael A. Frattone, Esq.
Telecopier No: 215-568-0140

b. If to the Companies or Seller:

SureWest Communications
200 Vernon Street
Roseville, CA 95678
Attention: Steven C. Oldham
President and CEO
Fax: (916) 786-1800

with a copy to (which shall not constitute notice to the Companies or Seller):

William Peterson, Esq.
General Counsel

SureWest Communications
200 Vernon Street
Roseville, CA 95678
Fax: (916) 786-1800

and

Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, California 94105
Attention: John Cook, Esq.
Fax: (415) 773-5759

10.3. Severability; Counterparts; Governing Law. If any term or provision of this Agreement shall be held or deemed to be, or shall in fact be, invalid, inoperative, illegal or unenforceable as applied, such circumstance shall not have the effect of rendering the provision or provisions in question invalid, inoperative, illegal or unenforceable but this Agreement shall be reformed and construed in any such jurisdiction or case as if such provision had never been contained herein. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, binding upon all of the parties. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement. The validity, interpretation, construction and performance of this Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware.

10.4. Specific Performance. Seller acknowledges and agrees that the Membership Interests and Tower Assets are unique assets that cannot be readily obtained on the open market and that Purchaser will be irreparably injured if this Agreement is not specifically enforced and the remedy under Applicable Law would be inadequate for breach of Seller’s performance hereunder. Therefore, notwithstanding anything to the contrary contained herein or otherwise, Purchaser shall have the right to enforce specifically Seller’s obligation to close the transactions contemplated under this Agreement if all conditions precedent have been satisfied or waived in accordance with Article 7. The remedy described in this section shall be in addition to, and not in lieu of, any other remedies that Purchaser may elect to pursue.

10.5. Assignment. This Agreement shall not be assignable by either party and any such assignment shall be null and void, except that Purchaser may assign this agreement to any Affiliate, any successor to either party by operation of law, or by way of merger, consolidation or sale of all or substantially all of its assets, and this Agreement shall inure to the benefit of and be binding upon any such permitted assignee; provided, that no such assignment shall relieve the assigning party of its obligations or liabilities hereunder.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers duly authorized as of the date first written above.

SELLER:	WEST COAST PCS LLC, a California limited liability company

	By:	/s/ Steven C. Oldham
Steven C. Oldham President and Chief Executive Officer

COMPANIES:	WEST COAST PCS STRUCTURES, LLC, a Delaware limited liability company

By: WEST COAST PCS LLC, a California limited liability company, Its Manager

	By:	/s/ Steven C. Oldham
Steven C. Oldham President and Chief Executive Officer

PCS STRUCTURES TOWERS, LLC, a Delaware limited liability company

By: WEST COAST PCS STRUCTURES, LLC, a Delaware limited liability company, Its Manager By: WEST COAST PCS LLC, a California limited liability company, Its Manager

By:	/s/ Steven C. Oldham
Steven C. Oldham President and Chief Executive Officer

PURCHASER:	GTP TOWERS I, LLC, a Delaware limited liability company

	By:	/s/ Marc C. Ganzi
Marc C. Ganzi Chief Executive Officer

APPENDIX A

DEFINITIONS

Affiliate, Affiliated means, with respect to any Person, (a) any other Person at the time directly or indirectly controlling, controlled by or under direct or indirect common control with such Person, (b) any executive officer or director of such Person, (c) with respect to any partnership, joint venture, limited liability company, or similar entity, any general partner or manager thereof, and (d) when used with respect to an individual, shall include any member of such individual’s immediate family or a family trust.

Applicable Law means any law of any Authority, whether domestic or foreign, to which a Person is subject or by which it or any of its business or operations is subject or any of its property or assets is bound.

Authority means any governmental or quasi-authority, whether administrative, executive, judicial, legislative or other, or any combination thereof.

Business Day means any day other than Saturday, Sunday or a day on which banking institutions in San Francisco, California are required by law to be closed.

Claims means any and all debts, liabilities, obligations, losses, damages, deficiencies, assessments and penalties, together with all legal actions, pending or threatened, claims and judgments of whatever kind and nature relating thereto, and all fees, costs, expenses and disbursements (including without limitation reasonable attorneys’ and other legal fees, costs and expenses) relating to any of the foregoing.

Commenced shall mean, with respect to any Tenant Lease, the Tenant thereunder has commenced paying regularly scheduled installments of rent pursuant to the terms thereof and has substantially completed installation of its equipment on the Tower relating thereto.

Cure or Cured means, with respect to any Defect: (i) with respect to any Defect relating to a title matter, Seller will procure for the benefit of Purchaser an irrevocable commitment from a title company to insure against any and all loss incurred or that may be incurred by Purchaser as a result of such Defect (with all costs and expenses relating to such title insurance to be paid by Seller); (ii) Seller agrees, in writing, to reimburse Purchaser (or provide Purchaser with a credit against the Purchase Price at the applicable Closing) an amount equal to the cost to repair the Defect or the loss in the value of the Tower Asset as a result of the Defect, as mutually agreed upon by Purchaser and Seller; or (iii) Seller has taken any other action with respect to the Defect that causes such condition or matter to no longer constitute a Defect, as determined in Purchaser’s reasonable discretion.

Defect means one of the following defects in any Tower Asset:

(a) Tower Structural or Physical Defects. The existence of any physical or structural defects in a Tower that either makes commercially impracticable Purchaser’s intended use of the Tower or is reasonably anticipated to cost in excess of twelve thousand five hundred dollars ($12,500) to Cure.

(b) Environmental and Regulatory Matters. Any environmental condition or non-compliance with FAA or FCC requirements currently affecting a Tower that: (i) makes commercially impracticable Purchaser’s intended use of the Tower; or (ii) is reasonably anticipated to cost in excess of twelve thousand five hundred dollars ($12,500) to Cure.

(c) Inspection of Title; Surveys; Zoning; Condemnation. With respect to any Site: (i) any exceptions to title appearing on a title commitment for a Site or any matters on a survey for a Site which are not Permitted Liens and make commercially impracticable Purchaser’s intended use of the Tower, or (ii) any Lien that encumbers the applicable Tower Owner’s interest in the Tower or Site, other than Permitted Liens; or (iii) a survey reveals any encroachment onto any of the Sites, any encroachment of the buildings, Towers or Equipment onto other lands, or any other matter that prohibits or makes commercially impracticable Purchaser’s intended use of the Tower or Site; or (iv) the intended use and operation of any Tower is prohibited or rendered impracticable by the applicable Law of any Authority, or (v) any present or pending legal or administrative proceedings relating to condemnation or other taking by any Authority that prohibits or make commercially impracticable Purchaser’s intended use of the Site.

(d) Ground Leases. Any of the following conditions exists with respect to a Ground Lease: (i) the applicable Tower Owner fails to hold a valid, other than for Site 176, insurable leasehold interest under the applicable Ground Lease; (ii) such Ground Lease is not in full force and effect in all material respects; (iii) any material default on the part of the applicable Tower Owner exists under such Ground Lease; or (iv) the applicable Tower Owner fails to obtain a Ground Lessor Consent.

(e) Tenant Leases. Any of the following conditions exists with respect to a Tenant Lease: (i) the applicable Tower Owner does not have a valid landlord’s, lessor’s or licensor’s interest under such Tenant Lease; (ii) such Tenant Lease is not in full force and effect in all material respects; (iii) the term of such lease has expired or been terminated; or (iv) any material default on the part of the applicable Tower Owner or such tenant exists under the applicable Tenant Lease, including any monetary default by a tenant greater than ninety (90) days. For the avoidance of doubt, any of the aforementioned conditions in existence with respect to a Tenant Lease shall not give the Purchaser the right to reject the entire applicable Tower Asset or Tower covered by the Tenant Lease, but shall instead entitle the Purchaser to reject only such defective Tenant Lease, absent other Defects.

(f) Third Party Rights. The applicable Tower Owner shall have failed to obtain any of the following with respect to a Site or Tower: (i) any Third Party Consents that lack of which prohibits or makes commercially impracticable Purchaser’s intended use of the Tower, (ii) waivers of rights of first refusal and/or non-disturbance agreements from all Persons, and (iii) evidence of all terminations of lien rights granted in favor of Seller’s creditors.

(g) Litigation. Any pending or threatened litigation with respect to any Site that: (i) makes commercially impracticable Purchaser’s intended use of the Site; or (ii) is reasonably anticipated to result in Losses more than twelve thousand five hundred dollars ($12,500) per Site, as the case may be.

Disclosure Schedule means the Disclosure Schedule dated as of the date hereof delivered by Seller.

Easements means all of Seller’s rights, title and interest in all easements, licenses and agreements belonging to or in any way appertaining to the Sites, buildings and/or Towers, including, without limitation, all easements, licenses and agreements providing access to the Sites, buildings, and/or Towers from public streets, roads and ways, all easements, licenses and agreements for location, maintenance, repair and replacement of and for cables, utilities, utility lines, wires and anchors, and all easements, licenses and agreements for parking.

Employee Benefit Plans means any employee benefit, including without limitation, any pension, profit-sharing, or other retirement plan, deferred compensation plan, bonus plan, severance plan, fringe benefit plan, health, group insurance, or other welfare benefit plan or other similar plan, agreement, policy, or understanding, including any “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

Environmental Law means any law applicable to the management, generation, storage, disposal, transportation, release, recycling, treatment, and other handling of, Hazardous Substances, the investigation, removal, remediation or other clean-up or corrective action for Hazardous Substances, the protection of persons, natural resources or the environment with respect to Hazardous Substances, or other activities involving Hazardous Substances.

Environmental Permit means any Governmental Authorization required by or pursuant to any Environmental Law.

Escrow Agent means Lawyers Title Insurance Corporation.

Escrow Agreement means the Escrow Agreement, dated as of the Effective Date, among Seller, Purchaser and the Escrow Agent, substantially in the form attached hereto as Exhibit B.

FAA means the United States Federal Aviation Administration, or any successor Authority.

FCC means the United States Federal Communications Commission, or any successor Authority.

Governmental Authorizations means all approvals, concessions, consents, franchises, licenses, permits, registrations and other authorizations of all Authorities, in connection with Tower Assets.

Ground Lease means any lease, easement, right of way, license, permit or other right of use agreement pursuant to which Seller holds a leasehold interest, leasehold estate or other real property interest or other right of use agreement for any Site, including, without limitation, the associated access easements and rights of way.

Ground Lessor means the “grantor” or “lessor” or “landlord” or “licensor” under the Ground Lease.

Hazardous Substance means any substance that is deemed by any Environmental Law to be “hazardous,” “toxic,” a “contaminant” or “waste” or is otherwise regulated by an Environmental Law.

Included Tenant Agreement means a Tenant Lease that meets all of the following criteria as of 5 Business Days prior to the Closing Date: (a) the applicable Tower Owner has a valid landlord’s, lessor’s or licensor’s interest under such Tenant Lease, (b) that is executed in writing and in full force and effect in all material respects, (c) that has not expired and will not expire within three (3) months from the date hereof in accordance with its terms, (d) the Tenant thereunder is not currently involved in a bankruptcy proceeding, (e) that has not otherwise been terminated (and Seller shall not have received any notice of termination), and (f) with respect to which there are no material defaults on the part of any Seller or the tenant thereunder, including, without limitation, any monetary default by such tenant for greater than sixty (60) days.

Lien  means any of the following: mortgage, lien (statutory or other) or other security agreement, arrangement or interest; hypothecation, pledge or other deposit arrangement; assignment; charge; levy; executory seizure; attachment; garnishment; encumbrance (including any easement, exception, reservation or limitation, right of way, and the like); conditional sale, title retention or other similar agreement, arrangement, device or restriction; preemptive or similar right; any financing lease involving substantially the same economic effect as any of the foregoing; the filing of any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction; restriction on sale, transfer, assignment, disposition or other alienation; or any option, equity, claim or right of or obligation to, any other Person, of whatever kind and character.

Material Adverse Change or Material Adverse Effect means a change, event or occurrence that, individually or together with any other change(s), event(s) or occurrence(s), has had or would be reasonably expected to have a material adverse change or effect on the cash flow position or results of operations of the Companies or the Purchaser or the Tower Assets, as applicable; provided, however, that in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect the cause of which is (A) the negotiation (including activities relating to due diligence), execution, delivery or public announcement or the pendency of this Agreement or the transactions contemplated hereby or any actions taken in compliance herewith or otherwise with the written consent of the other party, including the impact thereof on the relationships of a Company with its tenants, landlords, suppliers or independent contractors or other third parties with whom a Company has any relationship, (B) any change in federal or state law, regulations, policies or procedures, or interpretations thereof of general application, regulatory conditions or GAAP, (C) changes generally affecting the telecommunications industry, (D) changes in economic conditions (including changes in the prevailing interest rates) in the United States, in any region thereof, or in any non-U.S. or global economy, (E) changes in financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index) or (F) any attack on, or by, outbreak or escalation of hostilities or acts of terrorism involving, the United States, or any declaration of war by the United States Congress.

NEPA means the National Environmental Policy Act of 1969, as amended.

NOTAM means a “Notice to Airman” issued by and as such term is used by the FAA.

Ordinary Course of Business means the usual and ordinary course of business consistent with past custom and industry practice relating to the Tower Assets.

Organic Document means, with respect to a Person which is a corporation, its charter, its by-laws and all shareholder agreements, and similar arrangements applicable to any of its capital stock, with respect to a Person which is a partnership, its agreement and certificate of partnership, any agreements among partners, and any management and similar agreements between the partnership and any general partners and with respect to a Person which is a limited liability company, its certificate of formation or articles of organization, its limited liability company agreement, any agreements among members of such Person and similar agreements.

Permitted Liens means (a) Liens on real estate or other property for taxes not yet delinquent and those the non-payment of which is being diligently contested in good faith by appropriate proceedings and for which adequate reserves have been set aside on the books of Seller; (b) Liens of carriers, warehousemen, mechanics, vendors (solely to the extent arising by operation of law), and materialmen or other similar encumbrances incurred in the Ordinary Course of Business for sums not yet due or being diligently contested in good faith; (c) such encumbrances and imperfections of title, if any, as do not materially detract from the value of the Tower Assets and do not materially interfere with the present or proposed use of such Tower Assets or otherwise materially impair such operations and (d) existing building restrictions, ordinances, easements of roads, privileges, or rights of public service companies.

Person means any natural individual or any entity.

Post-Closing Tenant Lease means any Pending Tenant Application that converts into and meets all of the criteria of an Included Tenant Agreement as of five (5) Business Days prior to the applicable Post-Closing Payment Date.

Purchaser’s Knowledge (or similar words) means the actual knowledge of the persons listed in Schedule A.

Related Contract means an agreement between Seller or an Affiliate and a third party pursuant to which a third party provides goods or services to, or which otherwise relates to, the Site (e.g., a maintenance agreement).

Seller Party’s knowledge (or similar words) means the actual knowledge of the persons listed in Section 4.19 of the Disclosure Schedule.

Tax, means, with respect to any Person, (a) all taxes, including without limitation any income (net, gross or other including recapture of any tax items such as investment tax credits), alternative or add-on minimum tax, gross income, gross receipts, gains, sales, use, leasing, lease, user, ad valorem, transfer, recording, franchise, profits, property, fuel, license, withholding on amounts paid to or by such Person, payroll, employment, unemployment, social security, excise, severance, stamp, occupation, custom, duty or other tax, or other like assessment or charge of any kind whatsoever, together with any interest, levies, assessments, charges, penalties, additions to tax or additional amount imposed by any Authority, (b) any joint or several liability of such Person with any other Person for the payment of any amounts of the type described in (a), and (c) any liability of such Person for the payment of any amounts of the type described in (a) as a result of any express or implied obligation to indemnify any other Person.

Tax Return or Returns means all returns, consolidated or otherwise (including without limitation information returns), required to be filed with any Authority with respect to Taxes.

Tenant means a sublessee or tenant under a Tenant Lease.

Tenant Lease means any written lease agreement pursuant to which Seller has demised a leasehold interest, leasehold estate or other real property interest in a Site to a sublessee or tenant, including pursuant to a Master Site Lease, including, without limitation, the associated access easements and rights of way.

Tower Cash Flow means, with respect to any Tower, the difference of: (A) an amount equal to the product of twelve (12) times the monthly rent as of five (5) Business Days prior to the applicable Closing Date of each Included Tenant Agreement, in each case without giving effect to any free rent provided for therein; provided, however, such amount (a) shall not include any security deposits, prepaid rents (unless taken into income by Purchaser), refunds to tenants, sales, property, excise or similar taxes imposed by Authorities and collected from subtenants and pass through expenses collected from any tenants, and (b) shall include, in the case of prepaid rent, an apportioned amount of such prepaid rent attributable to such monthly period; minus (B) an amount equal to the product of twelve (12) times the sum of (i) the aggregate monthly amount of easement “rent” or ground rent as of the Closing Date (including any revenue share payable to the landlords thereunder) (ii) an assumed amount of $100.00 for monitoring and utility expenses (including telephone charges) for those Towers that require monitoring under either FAA Law, landlord requirements, zoning requirements, or any other Applicable Law, (iii) an assumed amount of $170.00 for the monthly amount of real estate taxes and personal property taxes (or similar type taxes), (iv) an assumed monthly insurance expense of $25.00, and (v) an assumed monthly maintenance expense of $50.00. Notwithstanding the actual amount of the foregoing costs, the assumed amount of such expenses shall be used in lieu of the actual amount.

Tower Owner means (a) prior to the date of the Contribution, the Contributors and (b) on or after the date of the Contribution, PCS Towers.